SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 000-32115

For the Month of April 2004

ENTERRA ENERGY TRUST

(as successor issuer to Enterra Energy Corp.)

(Translation of registrant’s name into English)

2600, 500-4th Avenue S.W.

Calgary, Alberta, Canada T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F_____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_____ No   x

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_____ No  x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No  x

Reportable Event

On December 23, 2003  Enterra Energy Trust signed a purchase and sale agreement with NCE Petrofund Corp. for the acquisition of several properties in East Central Alberta ("the East Central Alberta Properties") for approximately US$15 million (C$20 million).  This purchase closed on January 30, 2004.  At the time of their acquisition, the East Central Alberta Properties produced approximately 1,800 boe/day, consisting of 1,600 bbls/day of oil and 1,200 mcf/day of natural gas, along with approximately 22,166 acres of undeveloped land.

Funding for this acquisition was obtained through a combination of equity and debt financing.

Attached as exhibit 99.1 is the audited statement of revenue and operating expenses of the East Central Alberta Properties for year ended December 31, 2003.

Attached as exhibit 99.2 are  unaudited pro forma condensed consolidated financial statements.  The unaudited pro forma condensed consolidated balance sheet gives effect to the acquisition of the East Central Alberta Properties as if they had occurred at December 31, 2003 while the unaudited pro forma condensed consolidated statements of earnings give effect to the acquisition of the East Central Alberta Properties as if they had occurred at January 1, 2003.

Exhibit No.       Description

99.1         Audited statement of revenue and operating expenses of the East Central Alberta Properties for the year ended December 31, 2003

99.2        Unaudited pro forma condensed consolidated financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enterra Energy Trust

By: Enterra Energy Corp.

Administrator of the Trust

(Registrant)

By: /s/ Luc Chartrand

Luc Chartrand

President and Chief Executive Officer

Date: April 30, 2004

EXHIBIT INDEX

Exhibit No. Description

99.1         Audited statement of revenue and operating expenses of the East Central Alberta Properties for year ended December 31, 2003

99.2        Unaudited pro forma condensed consolidated financial statements